Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	For Three Months Ended March 31,	For Year Ended December 31,
	2009	2008	2007	2006	2005	2004
		(Dollars in thousands)
Earnings:
1. Income (loss) before income taxes	$28,378	$(8,179)	$43,642	$44,602	$31,734	$39,074
2. Plus interest expense	16,746	73,231	92,466	80,854	56,097	37,233

3. Earnings including interest on deposits	45,124	65,052	136,108	125,456	87,831	76,307
4. Less interest on deposits	14,000	60,876	76,232	65,733	42,269	28,952

5. Earnings excluding interest on deposits	31,124	$4,176	$59,876	$59,723	$45,562	$47,355

Fixed Charges and Preferred Stock Dividend Requirement (Pre-Tax):
6. Including interest on deposits and capitalized interest	18,027	$73,678	$92,466	$80,854	$56,097	$37,233
7. Less interest on deposits (Line 4)	14,000	60,876	76,232	65,733	42,269	28,952

8. Excluding interest on deposits	4,027	$12,802	$16,234	$15,121	$13,828	$8,281

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax):
Including interest on deposits (Line 3 divided by Line 6)	2.50	0.88	1.47	1.55	1.57	2.05
Excluding interest on deposits (Line 5 divided by Line 8)	7.73	0.33	3.69	3.95	3.29	5.72